PE 12/21/2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

JAN 06 2016

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

15008663

NO ACT

January 6, 2016

Ellen K. McIntosh
Baxter International Inc.
ellen_mcintosh@baxter.com

Act: 1934
Section:
Rule: 14a-8 (OOS)
Public
Availability: 1-6-16

Re: Baxter International Inc.
Incoming letter dated December 21, 2015

Dear Ms. McIntosh:

This is in response to your letter dated December 21, 2015 concerning the shareholder proposal submitted to Baxter by Dennis Breuel. We also have received a letter from the proponent dated December 26, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Dennis Breuel

FISMA & OMB Memorandum M-07-16

January 6, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Baxter International Inc.
Incoming letter dated December 21, 2015

The proposal recommends that the company reduce benefits and stock options in the manner set forth in the proposal.

There appears to be some basis for your view that Baxter may exclude the proposal under rule 14a-8(i)(7), as relating to Baxter's ordinary business operations. In this regard, we note that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. Proposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Baxter omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Baxter relies.

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 26, 2015

Shareholderproposals@sec.gov

Office of Chief Counsel

Division of Corporate Finance

Securities and Exchange Commission

100 F Street,NE

Washington, DC 20549

RE:Shareholder proposal-Baxter Intl

Dear Sir:

This is in response to the request to exclude the shareholder proposal. I wish to provide a few fact for your consideration. The company states the declaration is part of the ordinary day to day business activities. The Board of Directors decided to reduce the dividend to the shareholders by 60 % without providing an economic basis for the reduction. (The 60 % takes into consideration what is being paid by Baxalta.) At the same time, to this shareholders knowledge, the benefits paid to management were not reduced, even with the reduced responsibilities without Baxalta. The Board of Directors would have a conflict of interest since that would reduce the financial benefits provided to them.

The company states that under rule 14a-8(i)(3) the proposal is so inherently vague or indefinite that neither the stockholder voting on the proposal, nor the company in implementing the proposal would be able to determine with any reasonable certainty exactly what action or measures the proposal requires.

Is that what most proposals submitted by the company concerning stock options and management benefits does? If the commission decided to reject the proposal, I request that the staff review the company proposals to determine that they are clear, and each word is defined so the ordinary shareholder can understand it. That includes the supplemental schedules provided to the shareholders.

Please send correspondence to:

Dennis Breuel, ***FISMA & OMB Memorandum M-07-16***

Sincerely

Dennis Breuel

Baxter

December 21, 2015

Via Email

shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Baxter International Inc.—Shareholder Proposal Submitted by Dennis Breuel

Ladies and Gentlemen:

I am Associate General Counsel – Corporate & Securities of Baxter International Inc., a Delaware corporation (the "Company"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Shareholder Proposal" or "Proposal") and statements in support thereof (the "Supporting Statement") submitted by Dennis Breuel (the "Proponent") properly may be omitted from the Company's proxy statement and form of proxy to be distributed by the Company in connection with its 2016 annual meeting of shareholders (the "2016 Proxy Materials").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE SHAREHOLDER PROPOSAL

The Shareholder Proposal states:

> Resolved that shareholders recommend that Baxter Corp reduce the benefits and stock options by 60% to correspond to the same reduction to the shareholders.
>
> Supporting Statement
>
> Following the split of Baxter and Baxalta, the shareholders of Baxter took a 60% reduction in the dividend. The management did not provide any basis for the reduction. The management should not be enriched without a corresponding reduction in their benefits.

A copy of the Shareholder Proposal is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Shareholder Proposal may be excluded from the 2016 Proxy Materials for the following reasons:

(A) the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it seeks to deal with a matter relating to the Company's ordinary business operations; and

(B) the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be materially false and misleading in violation of Rule 14a-9.

ANALYSIS

A. The Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Seeks to Deal with a Matter Relating to the Company's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Consistent with these principles, the Staff has consistently permitted companies to exclude shareholder proposals pursuant to Rule 14a-8(i)(7) when such shareholder proposals address general employee compensation and benefits issues. *See, e.g., Deere & Company* (October 17, 2012) (permitting exclusion of a proposal seeking repatriation of one third of the directors' and managing officers' 2013 compensation); *ENGlobal Corp.* (March 28, 2012) (permitting exclusion of a proposal relating to the company's 2009 equity incentive plan relating to stock awards to employees, directors and consultants of the company); *Green Bankshares, Inc.* (February 7, 2011) (permitting exclusion of a proposal requesting that the company reduce by 9% the salaries of employees making more than $25,000 per year); *Plexus Corp.* (August 13, 2007) (permitting exclusion of a proposal seeking to eliminate all stock options); *Pfizer Inc.* (January 29, 2007) (permitting exclusion of a proposal seeking to eliminate all stock options); *Amazon.com, Inc. (March 7,* 2005) (permitting exclusion of a proposal seeking to cancel the company's 1997 equity plan); *International Business Machines Corporation* (December 20, 2004) (permitting exclusion of a proposal to have IBM increase retirement benefits for long-term retirees); *Woodward Governor Co.* (September 29, 2004) (permitting exclusion of a proposal seeking to eliminate all stock option programs); *International Business Machines Corporation* (January 2, 2001) (permitting exclusion of a proposal to grant a cost of living increase to pensions of IBM retirees); *Bell Atlantic Corporation* (October 18, 1999) (permitting exclusion of a proposal to increase retirement benefits for retired management employees); *Lucent Technologies, Inc.* (October 4, 1999) (permitting exclusion of a proposal to increase "vested pension" benefits).

While the Staff has not permitted companies to exclude shareholder proposals pursuant to Rule 14a-8(i)(7) when a shareholder proposal relates solely to executive compensation, the Staff has permitted exclusion when shareholder proposals address both executive compensation and non-executive (or general employee) compensation. *See, e.g., Bank of America Corp.* (January 31, 2012) (permitting exclusion of a proposal requesting that quarterly total compensation for the company's 100 top earning executives and board members be calculated as specified in the proposal); *Bank of America Corp.* (February 26, 2010) (permitting exclusion of a proposal relating to compensation of the company's named executive officers and 100 most highly compensated employees); *Comcast Corp.* (February 22, 2010) (permitting exclusion of a proposal requesting a cap on compensation paid to management). In such instances, the Staff has noted that the proposals related to compensation that may be paid to employees generally and was not limited to compensation that may be paid to senior executive officers and directors. Similarly, in this case, the Shareholder Proposal is not limited to compensation that may be paid to the Company's senior executive officers and directors. Although the Supporting Statement makes reference to "management" (an amorphous term it does not attempt to define), the resolution itself urges a reduction of "the benefits and stock options" without limitation to any particular group of employees.

The Company notes that it has awarded stock options to over 2,400 of its employees in each of the last three years. In addition, all of the Company's employees receive benefits of some sort as part of their total compensation. As the letters above indicate, the Staff has long recognized that stockholder proposals concerning the structuring, coverage, and cost analyses for such general employment benefits plans relate to the ordinary business operations of a corporation, and has consistently concurred in the omission of such proposals under Rule 14a-8(i)(7).

Because the Shareholder Proposal relates to the Company's general employee compensation and is not limited to compensation that may be paid to senior executive officers and directors, the Company believes that the Shareholder Proposal may be excluded from its 2016 Proxy Materials pursuant to Rule 14a-8(i)(7).

B. The Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite so as to be Materially False and Misleading in Violation of Rule 14a-9.

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal, as well as the related supporting statement, "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has clarified the grounds for exclusion under Rule 14a-8(i)(3) and has taken the position that proposals may be excluded where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"); *see also Philadelphia Electric Company* (July 30, 1992).

The Staff has also stated that a proposal is impermissibly vague and indefinite, and therefore excludable pursuant to Rule 14a-8(i)(3), where it is open to multiple interpretations such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991) (allowing for exclusion of proposal and noting that the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"); *see also Exxon Corporation* (January 29, 1992); *Wendy's International, Inc.* (February 6, 1990).

It is also clear that the kind of ambiguity or vagueness supporting exclusion under Rule 14a-8(i)(3) may derive not just from the proposal standing alone, but also from the proposal and the supporting statement when read together. The Staff consistently has taken the position that it will permit exclusion under Rule 14a-8(i)(3) not only in circumstances in which a proposal is "inherently vague and indefinite," but also "*where the proposal and the supporting statement, when read together, have the same result.*" *See* SLB 14B (emphasis added).

In particular, the Staff has allowed exclusion of proposals relating to compensation that failed to define key terms or otherwise provide guidance on how the proposal would be implemented. *See, e.g., Verizon Communications Inc.* (February 21, 2008) (permitting exclusion of a proposal requesting that the board adopt a new policy for the compensation of senior executives which would incorporate criteria specified in the proposal for future awards of incentive compensation where the proposal failed to define critical terms and was internally inconsistent); *Energy East Corp.* (February 12, 2007) (permitting exclusion of a proposal relating to executive compensation where key terms such as "benefits" and "peer group" were not defined);

Prudential Financial, Inc. (February 16, 2006) (permitting exclusion of a proposal requesting the board seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" because the proposal failed to define critical terms and was subject to differing interpretations); *Woodward Governor Co.* (November 26, 2003) (permitting exclusion of a proposal requesting "a policy for compensation for the executives . . . based on stock growth" where the proposal failed to specify whether it addressed all executive compensation or merely stock-based compensation); *General Electric Company* (January 23, 2003) (permitting exclusion of a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" that failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

Consistent with the many examples cited above, the Proposal is vague and indefinite because the Proposal fails to define critical terms or otherwise provide guidance on how the Proposal should be implemented. In the Proposal the term "benefits" is left undefined. There is also no discussion in the Proposal that would provide any guidance of what should be considered a benefit or how those benefits should be reduced. The term "benefits" could be limited to include only medical, life, disability and similar employee benefits, or the term could include all forms of benefits, such as pension or other retirement benefits, deferred compensation as well as other forms of equity awards. Furthermore the Proposal does not specify how the Company is to determine the value of the benefits and stock options. For example should the value of the benefits be measured by their cost to the Company, or their value to the recipient; further, how should the reduction in benefits and stock options be implemented—on a pro rata basis in which each benefit is reduced by 60% or is it sufficient that the total value of all benefits be reduced by 60%? Additionally, the Proposal does not address the period over which the 60% reduction should be measured. The Proposal offers no guidance whatsoever with respect to such critical issues, and therefore could lead to the Proposal being implemented in a significantly different way than envisioned by the shareholders.

Based on the foregoing reasons, the Company believes that the Shareholder Proposal, as applied to the Company, is impermissibly vague and indefinite and inherently misleading and may be excluded from its 2016 Proxy Materials pursuant to Rule 14a-8(i)(3).

CONCLUSION

Based on the foregoing, the Company respectfully requests that the Staff concur with the Company's view that it may properly omit the Shareholder Proposal from the 2016 Proxy Materials. Should the Staff disagree with the Company's conclusions regarding the omission of the Shareholder Proposal, or should any additional information be desired in support of the Company's position, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please do not hesitate to contact me at (224) 948-3086 or by email at ellen_mcintosh@baxter.com.

Baxter

Sincerely,

Ellen K. McIntosh

Ellen K. McIntosh

cc: Dennis Breuel (via email and overnight courier)

Baxter

Exhibit A

THE PROPOSAL

See attached.

11/1/2015

Baxter Inc

One Baxter Parkway

Deerfield, Ill 60015

Shareholder Proposal

Dear Sir

I am a shareholder of Baxter and Baxalta, after the split. You recently declared a dividend that on a combined basis represents a 60% reduction previously. I feel the management should take the same hit as the shareholders. I am proposing the following shareholder proposal at the next annual meeting.

Resolved that shareholders recommend that Baxter Corp reduce the benefits and stock options by 60% to correspond to the same reduction to the shareholders.

Supporting Statement

Following the split of Baxter and Baxalta, the shareholders of Baxter took a 60% reduction in the dividend. The management did not provide any basis for the reduction. The management should not be enriched without a corresponding reduction in their benefits.

Please send correspondence to:

Dennis Breuel

[redacted] ***FISMA & OMB Memorandum M-07-16***

Sincerely

Dennis Breuel